Exhibit 23.2

To the Board of Directors and Shareholders of T3 Defense Inc. (formerly Nukkleus, Inc.)

We consent to the inclusion in the Form S-8 Registration Statement of T3 Defense Inc. (formerly Nukkleus, Inc.) of our report dated May 8, 2025, relating to our audit of the consolidated balance sheet of Nukkleus, Inc. as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, consolidated statement of changes in stockholders’ deficit, and consolidated statement of cash flows for the periods ended on December 31, 2024 and September 30, 2024, and the related notes.

August 10th, 2026.

We served as the Company’s auditor from 2023 until 2025.

Los Angeles, California

PCAOB ID Number 6580